July 17, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (312) 642 - 3704


Mr. Steven E. Zuccarini
Chief Executive Officer
InnerWorkings, Inc.
600 West Chicago Avenue, Suite 850
Chicago, Illinois 60610

Re:	InnerWorkings, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
      Filed July 7, 2006
	File No. 333-133950

Dear Mr. Zuccarini:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Consolidated Financial and Other Data, page 7

1. Please consider revising the pro forma income statement data here and in selected financial data on page 24 to reflect all pro forma adjustments included in the "pro forma as adjusted" columns on pages
F-49 and F-50 and refer to the detailed pro forma disclosures for more information.


Selected Consolidated Financial and Other Data, page 24

2. We note that you have included pro forma consolidated
statements
of operations data for the year ended December 31, 2005 and for the
three months ended March 31, 2006 to give effect to the May 31,
2006
acquisition of Graphography Limited LLC. Please remove the columns with this pro forma information as it should be included only in the summary consolidated financial data on page 7 and the unaudited pro forma condensed consolidated financial statements.

Certain Relationships and Related Party Transactions, page 61

3. We note your disclosure on page 61 that prior to the completion of this offering you intend to sell your 2,000,000 shares of Echo Class
A common stock to Echo at a purchase price of $1.26 per share. Please explain to us and disclose in your MD&A how you intend to account for this sale of your investment in Echo.

Financial Statements for the year ended December 31, 2005

Consolidated Statements of Members` Equity, page F-5

4. We note from your response to our prior comment 6 that you accounted for the IWG acquisition as an exchange between entities under common control. In light of the fact that IWG was a start-up entity with no net assets or historical operating results, please explain to us in detail why you issued 13,000,000 shares of common stock to acquire this entity. Please tell us how the amount of consideration was determined and what the business purpose of the acquisition was. For example, in Note 7 you state that the acquisition allowed you to gain access to a new business market and build relationships, but given that IWG had no operations, it is unclear how acquiring the company would accomplish this. Also, please tell us how the owners of Incorp were related to Innerworkings at the time of the issuance of shares and why you believe this transaction was appropriately accounted for as an exchange between entities under common control rather than as compensation expense to officers and/or directors. Additionally, based on the 2002 cash transactions involving the sale of Class A common shares which were completed for $.06 per share, we believe that there should be some value assigned to the shares issued in 2003. Please review the transactions leading up to and surrounding the issuance of shares during 2003 and assign a value other than zero to the shares issued.
Please revise your financial statements and disclosures accordingly.


Interim Financial Statements for the period ended March 31, 2006

Note 8. Subsequent Events
- 2006 Stock Option Grants, page F-34

5. We note that Note 8 has been revised to remove the disclosure of the six year vesting period of the options granted in May 2006.
Please revise your note to include the vesting period of the 1,150,000 options granted in May 2006.

Audited Financial Statements of Graphography Limited LLC

Report of Independent Auditors, page F-35

6. We note that your report of independent auditors does not include the name of the auditor. Please revise to include the manual or printed signature of the auditor`s firm on the report of the independent public accounting firm. Refer to Rule 2-02(a) of Regulation S-X and paragraph 8 of SAS 58.

Note 2. Summary of Significant Accounting Policies, page F-40

- Accounts Receivable

7. In light of the significant accounts receivable balance at December 31, 2005, please include a description of the accounting policies and methodology Graphography used to estimate the allowance for doubtful accounts and its policy for charging off uncollectible loans and receivables. See paragraph 13a-c of SOP 01-6.

Notes to the Financial Statements for the three months ended March 31, 2006, page F-46

8. Please add a note to the financial statements discussing the nature and terms of the customer deposit balance and the unbilled revenue balance as of March 31, 2006.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page
F-47

General, page F-47

9. We note that your overview section discloses that the pro forma financial statements are presented to show the effects of the Graphography acquisition. Please revise the overview, or summary section on page F-47, to disclose the other transactions that are included in the pro forma financial statements such as the conversion from an LLC to a C corporation which occurred on January 3, 2006,
and
offering related transactions such as the distribution of $7 million
to preferred shareholders, use of offering proceeds, and
recapitalization.
Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-
48

10. We note that the unaudited pro forma condensed consolidated income statements include an adjustment to eliminate interest expense on the debt that will be repaid using the proceeds of the offering.
Please include an adjustment on the pro forma balance sheet that reflects the outstanding line of credit as being repaid using the proceeds of the offering.

Unaudited Pro Forma Condensed Consolidated Income Statement, pages
F-
49 to F-50

11. We note that you present pro forma adjustments reflecting the elimination of preferred dividends resulting from the conversion of all preferred stock into shares of common stock as "other pro forma adjustments." We also note that you present adjustments reflecting the elimination of interest expense on the outstanding debt that will be repaid from the proceeds of the offering as "offering pro forma adjustments." Because these adjustments both directly relate to the offering, we believe it is confusing to have them in two separate columns. Please revise you pro forma statements of operations to present one column for acquisition pro forma adjustments and one column for offering or other adjustments.

Notes to Unaudited Pro Forma Condensed Consolidated Financial
Statements

Note 1. Cash and Cash Equivalents, page F-51

12. We note that there is up to an additional $3.0 million in cash purchase price which may be paid contingent upon future revenue generated by Graphography Limited LLC on or prior to May 31, 2010. Please disclose the terms of the contingent consideration and indicate how you will account for this contingent amount if Graphography achieves the agreed upon revenue amounts.

Note 4. Depreciation and Amortization, page F-51

13. We note that you are using a useful life of 15 years for purposes of amortizing the customer lists acquired in the Graphography acquisition to expense. Please tell us in further detail how you determined the estimated useful life for this intangible asset. As part of your response, please explain the various factors that were considered in determining that a 15 year useful life is appropriate and explain why you believe you will continue to derive benefits from this intangible for a period of 15 years. We may have further comment upon review of your response.


Other

14. Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

15. Please include currently dated consents of your independent registered accountants in any amendments to your Form S-1 registration statement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Claire Erlanger at (202) 551-3301 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy
Geishecker at (202) 551-3422 or me at (202) 551-3698 with any other
questions.

	Sincerely,



	Mark Webb
	Legal Branch Chief
      cc:	Steven J. Gavin, Esq.
      Richard E. Ginsberg, Esq.
      Matthew F. Bergmann, Esq.
      Winston & Strawn LLP
      35 West Wacker Drive
      Chicago, Illinois 60601
Mr. Steven E. Zuccarini, Esq.
InnerWorkings, Inc.
July 17, 2006
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